Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171
FOR IMMEDIATE RELEASE

LabCorp  336-436-4855  Shareholder Direct:  800-LAB-0401
Contact  Pamela Sherry                      www.labcorp.com


LABCORP TO CO-SPONSOR EDUCATIONAL
WEB CAST ON BLADDER CANCER RECURRENCE

Labcorp First to Offer Abbott Vysis-Registered Trademark-
UroVysion Test for Early Detection
of Recurring Bladder Cancer

Burlington, NC, June 6, 2002 - Laboratory Corporation of America Holdings (LabCorp-Registered Trademark-) (NYSE: LH) today announced its co-sponsorship of a landmark Web cast with Abbott Diagnostics (NYSE: ABT), titled "Diagnostic Insights in Bladder Cancer Recurrence." The live Web cast will provide a clinical overview of bladder cancer and describe the current cellular genomics-based methods for bladder cancer management. More than 8,000 urologists and pathologists have been invited to participate in the Web cast, which is scheduled for June 12, 2002, at 4 p.m. CST.

"LabCorp has always been committed to educating physicians on genomics-based testing that improves patient outcomes," said LabCorp Executive Vice President, Chief Scientific Officer and Medical Director, Myla Lai-Goldman, M.D. "This continuing medical education program
(CME), co-sponsored with Abbott Diagnostics, provides a commercial-free environment in which physicians can learn how to leverage the power of genomic testing to detect the common papillary form of bladder cancer, which often shows no symptoms and recurs in approximately 60 percent of patients. When bladder cancer is found at its earliest detectable state, the chances of survival are very good."

The Web cast will be hosted by Steven Michael Anderson, Ph.D., Vice President and Chief Scientific Officer of Molecular Diagnostics at LabCorp; Kevin C. Halling, M.D., Ph.D., Senior Associate Consultant of the Department of Laboratory Medicine and Pathology in the Division of Laboratory Genetics at Mayo Clinic; and Mike Sarosdy, M.D., Urologist at the Cancer Therapy and Research Center in San Antionio, TX.
Bladder cancer is the sixth most common cancer in the United States, with approximately 56,500 new cases in 2002. There are more than one million patients living with this disease, and approximately 12,600 are expected to die from the disease this year. However, the five-year survival rate for early bladder cancer is 94 percent.







LabCorp was the first U.S. commercial laboratory to offer the Abbott Vysis-Registered Trademark- UroVysion test for the early detection of recurring bladder cancer, providing this state-of-the-art test to physicians and their patients for more than two years. The UroVysion test provides more information and has a higher sensitivity and specificity than protein-based assays. This molecular-based test detects genetic changes that are characteristic of the development and progression of bladder cancer by using a patented technique incorporating Fluorescence in-situ Hybridization or "FISH." LabCorp also was one of the principal laboratories in the clinical study phase of the UroVysion test. The data generated by LabCorp was used in the original product submission that received FDA clearance last year.

LabCorp has participated in various clinical trials that led to dramatic improvements in detection and treatment of diseases in addition to bladder cancer, such as breast cancer. For example, LabCorp has been the primary testing center for clinical trials of Herceptin breast cancer therapy, which is marketed by Genentech. LabCorp also provided the data used to gain FDA approval in January 2002 for the use of Abbott's PathVysion-Registered Trademark-, a test for HER-2/neu gene amplification, to identify women with metastatic breast cancer who could benefit from Herceptin-Registered Trademark- therapy.

Physicians may register for the Web cast online at the LabCorp Web site www.labcorp.com or at the Abbott Diagnostics Web site, www.abbottdiagnostics.com.

About LabCorp
The first national clinical laboratory to fully embrace genomic testing, Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) has been a pioneer in commercializing new diagnostic technologies. As a national laboratory with annual revenues of $2.2 billion in 2001 and over 19,000 employees, the company offers more than 4,000 clinical tests ranging from routine blood analyses to sophisticated molecular diagnostics. Serving more than 200,000 clients nationwide, LabCorp combines its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park, North Carolina, offers state-of-the-art molecular gene-based testing in infectious disease, oncology and genetics. Its National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive polymerase chain reaction (PCR) methods for testing hepatitis C and other blood borne infectious agents. LabCorp's Minneapolis-based
ViroMed offers molecular microbial testing using real time PCR platforms, while its Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 2001 and subsequent SEC filings.

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